Exhibit 21.1

Subsidiary	Percent Ownership	Jurisdiction of Formation
CONE Midstream Operating Company LLC	100%	Delaware
CONE Midstream DevCo I GP LLC	100%	Delaware
CONE Midstream DevCo I LP	75%	Delaware
CONE Midstream DevCo II GP LLC	100%	Delaware
CONE Midstream DevCo II LP	5%	Delaware
CONE Midstream DevCo III GP LLC	100%	Delaware
CONE Midstream DevCo III LP	5%	Delaware